FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 01, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Risk management supplement

Appendix 1 Risk management supplement

Capital and leverage ratios

CRR capital estimate
A reconciliation between capital as reported under IFRS and capital computed in accordance with the Capital Requirements Regulations (CRR) is set out below.

Although the CRR text has been finalised, many of the related technical standards (RTS) are still draft. The finalisation of these could have a material impact in a number of areas such as the scope of the deduction for insignificant financial holdings.

The 'year 1 transitional basis' applies the rules as if 2013 was year 1 of the transition period. The full basis shows the same calculation based on a complete implementation of CRR. This is based on the Group's current interpretation of the final text of the CRR, as published on 27 June 2013, and the draft RTSs.

In the first year of transition, the regulatory adjustments will be calculated under the new rules. The CRR deductions are determined by applying the transitional percentage (20% in year 1)(1). The residual balance will be deducted according to the current rules, except where the PRA has specified a different treatment.

	30 September 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis

Common Equity Tier (CET) 1 capital	£47.5bn	£53.1bn	£41.1bn	£47.3bn	£54.0bn	£37.9bn
RWAs	£410.0bn	£452.5bn	£452.5bn	£459.6bn	£494.6bn	£494.6bn
CET1 ratio	11.6%	11.7%	9.1%	10.3%	10.9%	7.7%

Note:

(1)
The PRA issued its consultative paper on implementing CRD IV (CP5/13) in August 2013. Under the draft proposals, there would be no transition in respect of the changes to the prudential filters and deductions from Common Equity Tier 1. These proposals if fully implemented will come into effect from 1 January 2014.

Capital and leverage ratios (continued)
	30 September 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	£m	£m	£m	£m	£m	£m

CET1 capital: instruments and reserves
Capital instruments and related share premium
- ordinary shares	31,794	31,794	31,794	30,864	30,864	30,864
- B shares (1)	510	510	510	510	510	-
Retained earnings including current period loss	10,144	10,144	10,144	10,596	10,596	10,596
Accumulated other comprehensive income	25,220	25,220	25,220	26,160	26,160	26,160
Less innovative issues moved to Additional Tier 1 (AT1)	(979)	(979)	(979)	(431)	(431)	(431)
capital
Less preference shares moved to AT1 capital	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)

Non-controlling interests per accounting balance sheet	462	370	-	2,318	2,318	2,318
Less innovative issues moved to AT1 capital	-	-	-	(548)	(548)	(548)
Less minority interest deconsolidated	-	-	-	(1,367)	(1,367)	(1,770)
Minority interests allowable	462	370	-	403	403	-

CET1 (before regulatory adjustments)	62,838	62,746	62,376	63,789	63,789	62,876

CET1: regulatory adjustments
Additional value adjustments (2)	-	(1,150)	(1,150)	-	(310)	(310)
Intangible assets (net of related tax liability)	(13,742)	(2,744)	(13,720)	(13,545)	-	(13,956)
Deferred tax assets (3)	-	(229)	(2,289)	-	(323)	(3,231)
Cash flow hedges - fair value	(447)	(447)	(447)	(1,666)	(1,666)	(1,666)
Excess of expected loss over impairment provisions (4)	(1,801)	(819)	(4,094)	(1,904)	-	(6,154)
Own credit adjustments on fair valued liabilities (5)	762	729	598	691	691	493
Defined benefit pension fund assets	667	(143)	(143)	913	(144)	(144)
Securitisation positions	(889)	-	-	(1,107)	-	-
Unrealised gains and losses	252	202	-	346	346	-
Of which:
- unrealised losses on AFS debt securities	358	287	-	409	409	-
- unrealised gains on AFS equity shares	(106)	(85)	-	(63)	(63)	-
Other adjustments for regulatory purposes	(115)	(61)	(61)	(197)	-	-
Qualifying exceeding AT1 capital (6)	-	(4,958)	-	-	(8,420)	-

CET1 (total regulatory adjustments)	(15,313)	(9,620)	(21,306)	(16,469)	(9,826)	(24,968)

CET1 capital	47,525	53,126	41,070	47,320	53,963	37,908

For the notes to this table refer to page 5.

Capital and leverage ratios (continued)
	30 September 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	£m	£m	£m	£m	£m	£m

AT1 capital: instruments
Capital instruments and related share premium	5,074	-	-	5,075	-	-
Qualifying Tier 1 capital and related share premium	4,196	4,409	-	4,125	4,571	-
subject to phase out from AT1 capital
Qualifying Tier 1 capital included in consolidated AT1
capital issued by subsidiaries and held by third parties	292	3,247	-	292	4,042	-

AT1 capital (before regulatory adjustments)	9,562	7,656	-	9,492	8,613	-

AT1: regulatory adjustments
Deductions from AT1 capital during the transition	-	(12,614)	-	-	(17,033)	-
- intangible assets	-	(10,976)	-	-	(13,956)	-
- excess of expected loss over impairment provisions	-	(1,638)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(457)	-	-	323	-	-

AT1 (total regulatory adjustments)	(457)	(12,614)	-	323	(17,033)	-

AT1 capital	9,105	(4,958)	-	9,815	(8,420)	-

Qualifying deductions exceeding AT1 capital (6)	-	4,958	-	-	8,420	-

Tier 1 capital (7)	56,630	53,126	41,070	57,135	53,963	37,908

Tier 2 capital: instruments and provisions
Capital instruments and related share premium	13,999	-	-	15,614	-	-
Qualifying items and related share premium	-	1,006	5,025	-	2,774	7,292
Qualifying own funds instruments issued by
subsidiaries and held by third parties	-	12,080	9,362	-	12,605	5,185
Unrealised gains on AFS equity shares	106	-	-	63	-	-
Credit risk adjustments (8)	386	-	-	399	399	399

Tier 2 capital (before regulatory adjustments)	14,491	13,086	14,387	16,076	15,778	12,876

Tier 2 regulatory adjustments
Residual amounts deducted during the transition
- excess of expected loss over impairment provisions	-	(1,637)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(4,239)	-	-	(3,924)	-	-

Tier 2 (total regulatory adjustments)	(4,239)	(1,637)	-	(3,924)	(3,077)	-

Tier 2 capital	10,252	11,449	14,387	12,152	12,701	12,876

Total deductions	(248)	-	-	(2,487)	-	-

Total capital	66,634	64,575	55,457	66,800	66,664	50,784

For the notes to this table refer to page 5.

Capital and leverage ratios (continued)

Flow statement (CRR)
The table below analyses the movement in CET1 and Tier 2 capital during the nine months ended 30 September 2013.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2013	37,908	12,876	50,784
Attributable loss net of movements in fair value of own credit	(188)	-	(188)
Share capital and reserve movements in respect of employee share schemes	256	-	256
Ordinary shares issued	205	-	205
Nominal value of B shares	510	-	510
Available-for-sale reserve	(94)	-	(94)
Foreign exchange reserve	110	243	353
Increase in goodwill and intangibles	236	-	236
Deferred tax assets (DTAs)	942	-	942
Excess of expected loss over impairment provisions	2,060	-	2,060
Grandfathered instruments under CRR text	-	3,096	3,096
Dated subordinated debt issues	-	652	652
Dated subordinated debt maturities, redemptions and amortisation	-	(2,293)	(2,293)
Additional value adjustments (AVA)	(840)	-	(840)
Other movements	(35)	(187)	(222)

At 30 September 2013	41,070	14,387	55,457

Notes:
General:
Estimates, including RWAs, are based on the current interpretation, expectations, and understanding of the proposed CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates due to the finalisation of the technical standards and interpretive issues.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)
The AVA, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in year one of transition in line with the guidance from the PRA and uses methodology discussed with the PRA pending the issue of the final RTS by the European Banking Authority.

(3)
The PRA requires firms to take a CET1 deduction in year one of transition equal to 10% of the DTAs which do not relate to temporary differences. The netting of deferred tax liabilities against DTAs reflects our interpretation of the final CRR text.

(4)	In our current interpretation of the CRR final rules, we have assumed that incurred CVA will be counted as eligible provisions in the determination of the deduction for expected losses.
(5)	The own credit risk adjustment for derivative liabilities (the debit valuation adjustment) is assumed to transition on the same basis as other regulatory changes (20% in year one of transition).
(6)
Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year 1 transition is due to the application of the current rules to the transitional amounts.

(7)
Should the draft RTS relating to maturity restrictions on hedging be implemented without amendment, the full CRR CET1 capital position would reduce by c.£1.5 billion for insignificant investments based on our estimate of current positions. The Group has already announced its intention to exit the equities businesses as part of Markets strategy; this will reduce positions to the extent that no deduction will be required. However there could be a modest short-term impact on the Group's transitional ratio.

(8)
Based on our current interpretations of the final draft of the RTS on credit risk adjustments, issued in July 2013, the Group's standardised latent provision has been reclassified to specific provision and is therefore no longer included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as RWAs risk weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.
(3)	RWAs assume implementation of the full internal model method suite, that existing waivers will continue and includes methodology changes that take effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the CVA volatility charges.
(5)	The CRR final text includes a reduction in the risk weight relating to SMEs.

Capital and leverage ratios (continued)

CRR leverage estimate
The Group monitors and reports an internationally recognised leverage definition (assets/equity) based on funded tangible assets (total assets minus derivatives and intangible assets) divided by qualifying regulatory Tier 1 capital.

The Basel III agreement introduced a leverage ratio as a non-risk based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

On 19 March 2013, the Financial Policy Committee (FPC) of the Bank of England instructed the PRA to ensure that the major UK banks hold resources equivalent to at least 7% of RWAs by the end 2013 after reflecting adjustments recommended by the FPC. The PRA statement of 20 June 2013, indicated that meeting the 7% RWA capital standard will be sufficient for leverage ratios to be no less than 3%. The Group's estimated leverage ratios under both the CRR and Basel III texts are above 3%.

The leverage ratio set out below is based on:

●	Tier 1 capital as set out in the final CRR text; and

●
Exposure measure calculated using the final CRR text as well as the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions.

	30 September 2013				31 December 2012
Leverage ratio		Tier 1	Leverage			Tier 1	Leverage
	Exposure	capital		Leverage	Exposure	capital		Leverage
	£bn	£bn		%	£bn	£bn		%

Assets/equity basis:
Tier 1 leverage ratio	792.0	56.6	14x	7.1	856.9	57.1	15x	6.7
Tangible equity leverage ratio (1)	792.0	48.6	16x	6.1	856.9	49.8	17x	5.8

CRR basis:
Transitional measure	1,133.1	53.1	21x	4.7	1,205.2	54.0	22x	4.5
Full end point measure	1,131.0	41.1	28x	3.6	1,202.3	37.9	32x	3.1
Adjusted end point measure (2)	1,131.0	50.6	22x	4.5	1,202.3	48.0	25x	4.0

Basel III basis:
Transitional measure	1,172.5	53.1	22x	4.5	1,225.8	54.0	23x	4.4
Full end point measure	1,170.4	41.1	29x	3.5	1,222.9	37.9	32x	3.1
Adjusted end point measure (2)	1,170.4	50.6	23x	4.3	1,222.9	48.0	25x	3.9

Notes:

(1)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(2)	Adjusted Tier 1 capital includes grandfathered ineligible capital instruments.

Capital and leverage ratios (continued)
	30 September 2013			31 December 2012
Exposure measure		Pro forma	Pro forma		Pro forma	Pro forma
	Assets/	CRR	Basel III	Assets/	CRR	Basel III
	equity basis	leverage	leverage	equity basis	leverage	leverage
	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	87.1	87.1	87.1	79.3	79.3	79.3
Debt securities	122.9	122.9	122.9	157.4	157.4	157.4
Equity shares	10.4	10.4	10.4	15.2	15.2	15.2
Derivatives	323.7	323.7	323.7	441.9	441.9	441.9
Loans and advances to banks and customers	435.1	435.1	435.1	459.3	459.3	459.3
Reverse repurchase agreements and	96.0	96.0	96.0	104.8	104.8	104.8
stock borrowing
Assets of disposal groups	2.4	2.4	2.4	14.0	14.0	14.0
Goodwill and intangible assets	13.7	13.7	13.7	13.5	13.5	13.5
Other assets	38.1	38.1	38.1	26.9	26.9	26.9

Total assets	1,129.4	1,129.4	1,129.4	1,312.3	1,312.3	1,312.3
Netting: derivatives and SFTs (1)		(319.6)	(278.9)		(415.7)	(392.9)
Exclude derivatives	(323.7)			(441.9)
Regulatory deductions and other adjustments (2)	(13.7)	(7.7)	(7.7)	(13.5)	(14.9)	(14.9)

Adjusted total tangible assets	792.0			856.9

Potential future exposure on derivatives (3)		142.8	141.5		133.1	130.9
Undrawn commitments (4)		186.1	186.1		187.5	187.5

End point leverage exposure measure		1,131.0	1,170.4		1,202.3	1,222.9
Transitional adjustments to assets		2.1	2.1		2.9	2.9
deducted from regulatory Tier 1 capital

Transitional leverage exposure measure		1,133.1	1,172.5		1,205.2	1,225.8

Notes:

(1)
Under the Basel III view, the balance sheet value is reduced for allowable netting under the Basel II framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which has netting of both cash positions and related collateral of securities financing transactions (SFTs).

(2)
Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets (comprising goodwill and intangibles, £13.7 billion (31 December 2012 - £13.5 billion), deferred tax assets, £2.3 billion (31 December 2012 - £3.2 billion), additional valuation adjustments, £1.2 billion (31 December 2012 - £0.3 billion) and cash flow hedge reserves, £0.5 billion (31 December 2012 - £1.7 billion)). Other adjustments reflect the difference between the scope of the regulatory consolidation and the consolidation for financial reporting.

(3)
Potential future exposure on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts.

(4)
Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor (CCF) for unconditionally cancellable commitments and 100% of other commitments. Off-balance sheet items comprise:

	UK	UK	International	US Retail &
	Retail	Corporate	Banking	Commercial	Markets	Other	Total
30 September 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items	3.1	0.5	0.7	1.8	-	0.2	6.3
Other contingents and commitments	9.9	34.5	96.2	16.9	9.7	12.6	179.8

	13.0	35.0	96.9	18.7	9.7	12.8	186.1

31 December 2012

Unconditionally cancellable items	3.0	0.5	0.8	1.8	-	0.6	6.7
Other contingents and commitments	9.3	33.9	102.6	15.6	12.3	7.1	180.8

	12.3	34.4	103.4	17.4	12.3	7.7	187.5

International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.

Credit risk

Loans and related credit metrics: Loans, REIL, provisions and impairments
Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for Group, Core and Non-Core.

					Credit metrics
	30 September 2013				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,404	-	-	-	-	-	-	-
	Finance	36,439	430	237	1.2	55	0.7	(33)	12
Personal	- mortgages	148,553	6,237	1,870	4.2	30	1.3	323	319
	- unsecured	27,780	2,497	2,025	9.0	81	7.3	356	666
	Property	64,983	21,245	10,323	32.7	49	15.9	1,540	1,076
	Construction	7,017	1,340	667	19.1	50	9.5	140	122
	Manufacturing	22,185	737	483	3.3	66	2.2	95	84
	Finance leases (2)	14,501	280	190	1.9	68	1.3	2	103
	Retail, wholesale and repairs	21,601	1,231	656	5.7	53	3.0	111	105
	Transport and storage	17,777	1,211	278	6.8	23	1.6	95	154
	Health, education and leisure	16,718	1,391	651	8.3	47	3.9	194	73
	Hotels and restaurants	7,555	1,537	666	20.3	43	8.8	43	108
	Utilities	5,770	260	109	4.5	42	1.9	59	1
	Other	30,123	1,894	999	6.3	53	3.3	148	290
	Latent	-	-	2,198	-	-	-	217	-

		429,406	40,290	21,352	9.4	53	5.0	3,290	3,113

	of which:
	UK
	- residential mortgages	110,120	2,028	411	1.8	20	0.4	57	113
	- personal lending	16,778	2,138	1,829	12.7	86	10.9	246	530
	- property	47,500	10,401	4,185	21.9	40	8.8	793	741
	- construction	5,767	967	478	16.8	49	8.3	119	121
	- other	116,709	3,765	2,383	3.2	63	2.0	222	433
	Europe
	- residential mortgages	17,745	3,217	1,311	18.1	41	7.4	177	14
	- personal lending	1,168	147	142	12.6	97	12.2	16	20
	- property	13,493	10,558	5,993	78.2	57	44.4	755	316
	- construction	910	331	174	36.4	53	19.1	14	-
	- other	22,583	4,585	3,276	20.3	71	14.5	633	420
	US
	- residential mortgages	20,374	966	142	4.7	15	0.7	90	191
	- personal lending	8,730	211	53	2.4	25	0.6	93	115
	- property	3,539	106	26	3.0	25	0.7	(6)	19
	- construction	309	34	7	11.0	21	2.3	7	1
	- other	28,985	336	661	1.2	197	2.3	67	64
	RoW
	- residential mortgages	314	26	6	8.3	23	1.9	(1)	1
	- personal lending	1,104	1	1	0.1	100	0.1	1	1
	- property	451	180	119	39.9	66	26.4	(2)	-
	- construction	31	8	8	25.8	100	25.8	-	-
	- other	12,796	285	147	2.2	52	1.1	9	13

		429,406	40,290	21,352	9.4	53	5.0	3,290	3,113

	Banks	28,349	76	69	0.3	91	0.2	(9)	40

For the notes to this table refer to page 13.

Credit risk: Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	323	395
	Latent	-	-	1,960	-	-	-	(74)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 13.

Credit risk: Sector and geographical regional analyses - Core

					Credit metrics
	30 September 2013				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	7,216	-	-	-	-	-	-	-
	Finance	35,162	196	105	0.6	54	0.3	3	4
Personal	- mortgages	146,393	6,005	1,814	4.1	30	1.2	320	228
	- unsecured	27,405	2,401	1,979	8.8	82	7.2	316	627
	Property	43,696	5,569	1,873	12.7	34	4.3	519	335
	Construction	5,563	738	378	13.3	51	6.8	90	63
	Manufacturing	21,320	536	324	2.5	60	1.5	60	61
	Finance leases (2)	10,637	128	81	1.2	63	0.8	6	26
	Retail, wholesale and repairs	20,516	858	440	4.2	51	2.1	92	93
	Transport and storage	14,318	735	83	5.1	11	0.6	47	74
	Health, education and leisure	15,898	902	402	5.7	45	2.5	173	69
	Hotels and restaurants	6,732	1,007	435	15.0	43	6.5	31	74
	Utilities	4,876	151	62	3.1	41	1.3	59	1
	Other	28,152	1,250	739	4.4	59	2.6	180	188
	Latent	-	-	1,318	-	-	-	(45)	-

		387,884	20,476	10,033	5.3	49	2.6	1,851	1,843

	of which:
	UK
	- residential mortgages	110,120	2,028	411	1.8	20	0.4	56	112
	- personal lending	16,748	2,110	1,809	12.6	86	10.8	242	526
	- property	35,801	3,120	889	8.7	28	2.5	292	302
	- construction	4,746	619	318	13.0	51	6.7	78	62
	- other	106,753	2,941	1,667	2.8	57	1.6	271	321
	Europe
	- residential mortgages	17,540	3,198	1,292	18.2	40	7.4	178	14
	- personal lending	1,098	138	133	12.6	96	12.1	10	18
	- property	4,315	2,259	897	52.4	40	20.8	242	28
	- construction	478	77	45	16.1	58	9.4	4	-
	- other	18,783	2,550	1,874	13.6	73	10.0	344	208
	US
	- residential mortgages	18,450	755	105	4.1	14	0.6	87	101
	- personal lending	8,470	152	36	1.8	24	0.4	64	83
	- property	3,263	48	6	1.5	13	0.2	(15)	5
	- construction	308	34	7	11.0	21	2.3	8	1
	- other	28,178	225	413	0.8	184	1.5	(10)	54
	RoW
	- residential mortgages	283	24	6	8.5	25	2.1	(1)	1
	- personal lending	1,089	1	1	0.1	100	0.1	-	-
	- property	317	142	81	44.8	57	25.6	-	-
	- construction	31	8	8	25.8	100	25.8	-	-
	- other	11,113	47	35	0.4	74	0.3	1	7

		387,884	20,476	10,033	5.3	49	2.6	1,851	1,843

	Banks	27,922	75	68	0.3	91	0.2	(9)	40

For the notes to this table refer to page 13.

Credit risk: Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	190	175
	Latent	-	-	1,325	-	-	-	(146)	-

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	19,562	2,454	2,133	12.5	87	10.9	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	Banks	28,881	133	113	0.5	85	0.4	23	29

For the notes to this table refer to page 13.

Credit risk: Sector and geographical regional analyses - Non-Core

					Credit metrics
	30 September 2013				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,188	-	-	-	-	-	-	-
	Finance	1,277	234	132	18.3	56	10.3	(36)	8
Personal	- mortgages	2,160	232	56	10.7	24	2.6	3	91
	- unsecured	375	96	46	25.6	48	12.3	40	39
	Property	21,287	15,676	8,450	73.6	54	39.7	1,021	741
	Construction	1,454	602	289	41.4	48	19.9	50	59
	Manufacturing	865	201	159	23.2	79	18.4	35	23
	Finance leases (2)	3,864	152	109	3.9	72	2.8	(4)	77
	Retail, wholesale and repairs	1,085	373	216	34.4	58	19.9	19	12
	Transport and storage	3,459	476	195	13.8	41	5.6	48	80
	Health, education and leisure	820	489	249	59.6	51	30.4	21	4
	Hotels and restaurants	823	530	231	64.4	44	28.1	12	34
	Utilities	894	109	47	12.2	43	5.3	-	-
	Other	1,971	644	260	32.7	40	13.2	(32)	102
	Latent	-	-	880	-	-	-	262	-

		41,522	19,814	11,319	47.7	57	27.3	1,439	1,270

	of which:
	UK
	- residential mortgages	-	-	-	-	-	-	1	1
	- personal lending	30	28	20	93.3	71	66.7	4	4
	- property	11,699	7,281	3,296	62.2	45	28.2	501	439
	- construction	1,021	348	160	34.1	46	15.7	41	59
	- other	9,956	824	716	8.3	87	7.2	(49)	112
	Europe
	- residential mortgages	205	19	19	9.3	100	9.3	(1)	-
	- personal lending	70	9	9	12.9	100	12.9	6	2
	- property	9,178	8,299	5,096	90.4	61	55.5	513	288
	- construction	432	254	129	58.8	51	29.9	10	-
	- other	3,800	2,035	1,402	53.6	69	36.9	289	212
	US
	- residential mortgages	1,924	211	37	11.0	18	1.9	3	90
	- personal lending	260	59	17	22.7	29	6.5	29	32
	- property	276	58	20	21.0	34	7.2	9	14
	- construction	1	-	-	-	-	-	(1)	-
	- other	807	111	248	13.8	223	30.7	77	10
	RoW
	- residential mortgages	31	2	-	6.5	-	-	-	-
	- personal lending	15	-	-	-	-	-	1	1
	- property	134	38	38	28.4	100	28.4	(2)	-
	- other	1,683	238	112	14.1	47	6.7	8	6

		41,522	19,814	11,319	47.7	57	27.3	1,439	1,270

	Banks	427	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 13.

Credit risk: Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012				REIL as a	Provisions	Provisions	Impairment	Amounts
		Gross			% of gross	as a %	as a % of	charge	written-off
		loans	REIL	Provisions	loans	of REIL	gross loans	YTD	YTD
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:

(1)	Includes central and local government.
(2)	Includes instalment credit.
(3)	The Core and Non-Core split for 31 December 2012 excludes balances in relation to Direct Line Group (loans to customers of £881 million and loans to banks of £2,036 million).
(4)	For a description of the Group's early problem debt identification and problem debt management refer to pages 172 to 180 of the Group's 2012 Annual Report and Accounts.

Credit risk (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK	UK	Wealth	International	Ulster	US Retail &	Markets	Central	Core		Total
	Retail	Corporate		Banking	Bank	Commercial		items		Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	-	19,766	21,374	41,140
Currency translation and other adjustments	-	12	4	(10)	162	3	4	-	175	313	488
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(90)	(90)
Additions	973	3,476	92	298	2,103	212	13	1	7,168	2,438	9,606
Transfers (1)	(396)	400	(5)	135	-	-	-	-	134	-	134
Transfers to performing book	-	(45)	(3)	(21)	-	-	-	-	(69)	(81)	(150)
Repayments	(737)	(2,673)	(60)	(65)	(1,109)	(70)	(26)	-	(4,740)	(2,869)	(7,609)
Amounts written-off	(609)	(603)	(15)	(239)	(154)	(217)	(46)	-	(1,883)	(1,270)	(3,153)

At 30 September 2013	3,800	6,019	261	520	8,535	1,074	341	1	20,551	19,815	40,366

At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	-	18,387	24,007	42,394
Currency translation and other adjustments	54	5	(1)	(45)	(267)	(43)	(10)	-	(307)	(715)	(1,022)
Additions	1,174	3,036	92	156	3,025	391	39	-	7,913	4,405	12,318
Transfers (1)	(12)	31	(7)	(69)	-	-	-	-	(57)	51	(6)
Transfers to performing book	-	(109)	(8)	(661)	-	-	(9)	-	(787)	(793)	(1,580)
Repayments	(780)	(2,083)	(33)	(94)	(1,201)	-	(18)	-	(4,209)	(3,548)	(7,757)
Amounts written-off	(472)	(389)	(11)	(220)	(44)	(298)	(23)	-	(1,457)	(1,388)	(2,845)

At 30 September 2012	4,563	5,492	243	699	7,036	1,057	393	-	19,483	22,019	41,502

For the note to this table refer to the following page.

Credit risk: REIL flow statement (continued)
	Non-Core (by donating division)
	UK	International	Ulster	US Retail &	Other	Total
	Corporate	Banking	Bank	Commercial
	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,622	6,907	11,399	418	28	21,374
Currency translation and other adjustments	(2)	87	237	5	(14)	313
Disposal of subsidiaries	-	-	(90)	-	-	(90)
Additions	1,020	683	666	64	5	2,438
Transfers to performing book	(4)	(75)	(2)	-	-	(81)
Repayments	(1,043)	(1,219)	(573)	(32)	(2)	(2,869)
Amounts written-off	(324)	(561)	(245)	(136)	(4)	(1,270)

At 30 September 2013	2,269	5,822	11,392	319	13	19,815

At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(69)	(109)	(439)	(17)	(81)	(715)
Additions	1,135	1,678	1,450	131	11	4,405
Transfers (1)	8	43	-	-	-	51
Transfers to performing book	(140)	(653)	-	-	-	(793)
Repayments	(1,307)	(902)	(1,339)	-	-	(3,548)
Amounts written-off	(383)	(659)	(84)	(250)	(12)	(1,388)

At 30 September 2012	2,929	7,449	11,263	350	28	22,019

Note:

(1)	Represents transfers between REIL and potential problem loans.

Credit risk (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK	UK	Wealth	International	Ulster	US	Total	Markets	Central	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	R&C (1)	R&C (1)		items	Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation and other adjustments	-	11	-	(12)	80	23	102	6	1	109	118	227
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	(77)	(77)
Amounts written-off	(609)	(603)	(15)	(239)	(154)	(217)	(1,837)	(46)	-	(1,883)	(1,270)	(3,153)
Recoveries of amounts
previously written-off	34	10	-	13	1	70	128	2	-	130	61	191
Charged to income statement
- continuing operations	251	529	8	182	707	105	1,782	(4)	64	1,842	1,439	3,281
Unwind of discount (2)	(58)	(31)	(2)	(3)	(65)	-	(159)	-	-	(159)	(151)	(310)

At 30 September 2013	2,247	2,348	100	332	4,479	266	9,772	263	66	10,101	11,320	21,421

Individually assessed
- banks	-	-	-	7	-	-	7	61	-	68	1	69
- customers	-	967	87	207	1,438	62	2,761	193	66	3,020	9,885	12,905
Collectively assessed	2,079	1,077	-	-	2,436	103	5,695	-	-	5,695	554	6,249
Latent	168	304	13	118	605	101	1,309	9	-	1,318	880	2,198

	2,247	2,348	100	332	4,479	266	9,772	263	66	10,101	11,320	21,421

For the notes to this table refer to page 18.

Credit risk: Impairment provisions flow statement (continued)

	UK	UK	Wealth	International	Ulster	US	Total	Markets	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	R&C (1)	R&C (1)		Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	20,674
Currency translation and other adjustments	13	116	1	(63)	(129)	46	(16)	4	(12)	(520)	(532)
Amounts written-off	(472)	(389)	(11)	(220)	(44)	(298)	(1,434)	(23)	(1,457)	(1,388)	(2,845)
Recoveries of amounts
previously written-off	82	10	-	7	-	60	159	2	161	84	245
Charged to income statement
- continuing operations	436	604	30	74	1,046	64	2,254	12	2,266	1,647	3,913
Unwind of discount (2)	(68)	(44)	(2)	(5)	(58)	-	(177)	-	(177)	(195)	(372)

At 30 September 2012	2,670	2,358	99	644	3,564	327	9,662	306	9,968	11,115	21,083

Individually assessed
- banks	-	-	2	7	-	-	9	108	117	1	118
- customers	-	963	84	474	1,298	54	2,873	188	3,061	9,953	13,014
Collectively assessed	2,458	1,094	-	2	1,752	128	5,434	-	5,434	648	6,082
Latent	212	301	13	161	514	145	1,346	10	1,356	513	1,869

	2,670	2,358	99	644	3,564	327	9,662	306	9,968	11,115	21,083

For the notes to this table refer to page 18.

Credit risk: Impairment provisions flow statement (continued)

	Non-Core (by donating division)
	UK	International	Ulster	US	Other	Total
	Corporate	Banking	Bank	R&C (1)
	£m	£m	£m	£m	£m	£m

At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation and other adjustments	(9)	26	125	(21)	(3)	118
Disposal of subsidiaries	-	-	(77)	-	-	(77)
Amounts written-off	(324)	(561)	(245)	(136)	(4)	(1,270)
Recoveries of amounts previously written-off	7	20	-	32	2	61
Charged to income statement
- continuing operations	181	309	829	120	-	1,439
Unwind of discount (2)	(13)	(38)	(100)	-	-	(151)

At 30 September 2013	1,009	2,571	7,465	252	23	11,320

Individually assessed
- banks	-	1	-	-	-	1
- customers	619	2,358	6,873	29	6	9,885
Collectively assessed	335	-	168	36	15	554
Latent	55	212	424	187	2	880

	1,009	2,571	7,465	252	23	11,320

At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(130)	(70)	(214)	(80)	(26)	(520)
Amounts written-off	(383)	(657)	(84)	(250)	(14)	(1,388)
Recoveries of amounts previously written-off	14	12	-	54	4	84
Charged to income statement
- continuing operations	185	705	619	133	5	1,647
Unwind of discount (2)	(32)	(30)	(132)	-	(1)	(195)

At 30 September 2012	1,287	2,987	6,552	273	16	11,115

Individually assessed
- banks	-	1	-	-	-	1
- customers	819	2,751	6,360	23	-	9,953
Collectively assessed	410	26	89	107	16	648
Latent	58	209	103	143	-	513

	1,287	2,987	6,552	273	16	11,115

Notes:

(1)	Retail & Commercial.
(2)	Recognised in interest income.

Credit risk (continued)

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

Nine months ended 30 September 2013	UK	UK	Wealth	International	Ulster	US	Total	Markets	Central	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	R&C	R&C		items	Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	349	9	181	329	9	877	5	64	946	1,106	2,052
Collectively assessed	273	173	-	-	373	131	950	-	-	950	71	1,021
Latent loss	(22)	7	(1)	1	5	(35)	(45)	-	-	(45)	262	217

Loans to customers	251	529	8	182	707	105	1,782	5	64	1,851	1,439	3,290
Loans to banks	-	-	-	-	-	-	-	(9)	-	(9)	-	(9)
Securities	-	-	-	-	-	5	5	62	(1)	66	(27)	39

Charge to income statement	251	529	8	182	707	110	1,787	58	63	1,908	1,412	3,320

Nine months ended 30 September 2012

Individually assessed	-	390	27	50	396	18	881	12	1	894	1,457	2,351
Collectively assessed	430	245	-	-	592	177	1,444	-	-	1,444	247	1,691
Latent loss	6	(31)	3	-	58	(131)	(95)	-	(1)	(96)	(57)	(153)

Loans to customers	436	604	30	50	1,046	64	2,230	12	-	2,242	1,647	3,889
Loans to banks	-	-	-	24	-	-	24	-	-	24	-	24
Securities	-	-	-	-	-	4	4	3	32	39	(127)	(88)

Charge to income statement	436	604	30	74	1,046	68	2,258	15	32	2,305	1,520	3,825

Credit risk: Impairment charge analysis (continued)
Nine months ended 30 September 2013	Non-Core (by donating division)
	UK	International	Ulster	US	Other	Total
	Corporate	Banking	Bank	R&C
	£m	£m	£m	£m	£m	£m

Individually assessed	175	308	621	2	-	1,106
Collectively assessed	9	-	15	47	-	71
Latent loss	(3)	1	193	71	-	262

Loans to customers	181	309	829	120	-	1,439
Securities	-	(27)	-	-	-	(27)

Charge to income statement	181	282	829	120	-	1,412

Nine months ended 30 September 2012

Individually assessed	166	705	616	(29)	(1)	1,457
Collectively assessed	56	-	9	175	7	247
Latent loss	(37)	-	(6)	(13)	(1)	(57)

Loans to customers	185	705	619	133	5	1,647
Securities	-	(127)	-	-	-	(127)

Charge to income statement	185	578	619	133	5	1,520

Ulster Bank Group (Core and Non-Core)
The table below analyses Ulster Bank Group's loans, REIL and impairments by sector.

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions	Impairment	Amounts
	Gross			% of gross	as a % of	as a % of	charge	written-off
	loans			loans	REIL	gross loans	YTD	YTD
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 September 2013
Core
Mortgages	19,227	3,297	1,729	17.1	52	9.0	211	21
Commercial real estate
- investment	3,577	2,079	780	58.1	38	21.8	201	23
- development	716	448	225	62.6	50	31.4	38	4
Other corporate	7,130	2,513	1,552	35.2	62	21.8	237	76
Other lending	1,244	198	193	15.9	97	15.5	20	30

	31,894	8,535	4,479	26.8	52	14.0	707	154

Non-Core
Commercial real estate
- investment	3,378	3,107	1,566	92.0	50	46.4	158	23
- development	7,191	7,018	5,104	97.6	73	71.0	599	207
Other corporate	1,525	1,267	795	83.1	63	52.1	66	6

	12,094	11,392	7,465	94.2	66	61.7	823	236

Ulster Bank Group
Mortgages	19,227	3,297	1,729	17.1	52	9.0	211	21
Commercial real estate
- investment	6,955	5,186	2,346	74.6	45	33.7	359	46
- development	7,907	7,466	5,329	94.4	71	67.4	637	211
Other corporate	8,655	3,780	2,347	43.7	62	27.1	303	82
Other lending	1,244	198	193	15.9	97	15.5	20	30

	43,988	19,927	11,944	45.3	60	27.2	1,530	390

Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions	Impairment	Amounts
	Gross			% of gross	as a % of	as a % of	charge	written-off
	loans			loans	REIL	gross loans	YTD	YTD
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Key points

•
Ulster Bank Group's impairment charge for the nine months ended 30 September 2013 of £1.5 billion (year ended 31 December 2012 - £2.3 billion) was driven by a combination of new defaulting customers and higher charges on existing defaulted cases.

•	Provisions as a percentage of REIL increased from 57% at year end to 60%, principally reflecting additional provisions in Q3 in respect of the commercial real estate development portfolio.

•
REIL increased to £19.9 billion (31 December 2012 - £18.8 billion). This included new defaults of £2.8 billion and foreign exchange movements of £0.4 billion, offset by recoveries/cures of £1.7 billion and write-offs of £0.4 billion.

Credit risk (continued)

Debt securities: AFS reserves by issuer
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	30 September 2013				31 December 2012
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	6,819	15,066	11,864	33,749	9,774	19,046	16,155	44,975
Banks	395	80	5,687	6,162	1,085	357	7,419	8,861
Other financial institutions	2,671	9,050	8,234	19,955	2,861	10,613	10,416	23,890
Corporate	26	70	84	180	1,318	719	1,130	3,167

Total	9,911	24,266	25,869	60,046	15,038	30,735	35,120	80,893

Of which ABS (3)	2,828	13,441	10,944	27,213	3,558	14,209	12,976	30,743

AFS reserves (gross)	172	178	(564)	(214)	667	763	(1,277)	153

Notes:

(1)	Includes eurozone countries as detailed in the section on Country risk in the main announcement.
(2)	Includes central and local government.
(3)	Asset-backed securities

Appendix 2

Income statement reconciliations and Segmental analysis

	Quarter ended
	30 September 2013			30 June 2013			30 September 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation			reallocation
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,207	-	4,207	4,281	-	4,281	4,456	-	4,456
Interest payable	(1,424)	(3)	(1,427)	(1,511)	(3)	(1,514)	(1,645)	(2)	(1,647)

Net interest income	2,783	(3)	2,780	2,770	(3)	2,767	2,811	(2)	2,809

Fees and commissions receivable	1,382	-	1,382	1,392	-	1,392	1,400	-	1,400
Fees and commissions payable	(238)	-	(238)	(250)	-	(250)	(209)	-	(209)
Income from trading activities	599	(155)	444	874	75	949	769	(435)	334
Gain/(loss) on redemption of own debt	-	13	13	-	242	242	-	(123)	(123)
Other operating income	368	(333)	35	661	59	720	787	(1,039)	(252)

Non-interest income	2,111	(475)	1,636	2,677	376	3,053	2,747	(1,597)	1,150

Total income	4,894	(478)	4,416	5,447	373	5,820	5,558	(1,599)	3,959

Staff costs	(1,758)	(137)	(1,895)	(1,764)	(76)	(1,840)	(1,882)	(105)	(1,987)
Premises and equipment	(540)	(4)	(544)	(526)	(22)	(548)	(510)	(40)	(550)
Other administrative expenses	(683)	(420)	(1,103)	(801)	(617)	(1,418)	(716)	(477)	(1,193)
Depreciation and amortisation	(305)	(33)	(338)	(308)	(41)	(349)	(365)	(56)	(421)

Operating expenses	(3,286)	(594)	(3,880)	(3,399)	(756)	(4,155)	(3,473)	(678)	(4,151)

Profit/(loss) before impairment losses	1,608	(1,072)	536	2,048	(383)	1,665	2,085	(2,277)	(192)
Impairment losses	(1,170)	-	(1,170)	(1,117)	-	(1,117)	(1,176)	-	(1,176)

Operating profit/(loss)	438	(1,072)	(634)	931	(383)	548	909	(2,277)	(1,368)

	Quarter ended
	30 September 2013			30 June 2013			30 September 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation			reallocation
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	438	(1,072)	(634)	931	(383)	548	909	(2,277)	(1,368)
Own credit adjustments (1)	(496)	496	-	127	(127)	-	(1,455)	1,455	-
Payment Protection Insurance costs	(250)	250	-	(185)	185	-	(400)	400	-
Regulatory and legal actions	(99)	99	-	(385)	385	-	-	-	-
Integration and restructuring costs	(205)	205	-	(149)	149	-	(229)	229	-
Gain/(loss) on redemption of own debt	13	(13)	-	242	(242)	-	(123)	123	-
Asset Protection Scheme (2)	-	-	-	-	-	-	1	(1)	-
Amortisation of purchased intangible assets	(39)	39	-	(38)	38	-	(47)	47	-
Strategic disposals	(7)	7	-	6	(6)	-	(23)	23	-
RFS Holdings minority interest	11	(11)	-	(1)	1	-	(1)	1	-

(Loss)/profit before tax	(634)	-	(634)	548	-	548	(1,368)	-	(1,368)
Tax charge	(81)	-	(81)	(328)	-	(328)	(3)	-	(3)

(Loss)/profit from continuing operations	(715)	-	(715)	220	-	220	(1,371)	-	(1,371)
(Loss)/profit from discontinued operations, net of tax	(5)	-	(5)	9	-	9	67	-	67

(Loss)/profit for the period	(720)	-	(720)	229	-	229	(1,304)	-	(1,304)
Non-controlling interests	(6)	-	(6)	14	-	14	3	-	3
Preference share and other dividends	(102)	-	(102)	(101)	-	(101)	(104)	-	(104)

(Loss)/profit attributable to ordinary and B shareholders	(828)	-	(828)	142	-	142	(1,405)	-	(1,405)

Notes:

(1)
Reallocation of £155 million loss (Q2 2013 - £76 million gain; Q3 2012 - £435 million loss) to income from trading activities and £341 million loss (Q2 2013 - £51 million gain; Q3 2012 - £1,020 million loss) to other operating income.

(2)	Reallocation to income from trading activities.

	Nine months ended
	30 September 2013			30 September 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation
	£m	£m	£m	£m	£m	£m

Interest receivable	12,767	-	12,767	14,091	-	14,091
Interest payable	(4,542)	(8)	(4,550)	(5,450)	(12)	(5,462)

Net interest income	8,225	(8)	8,217	8,641	(12)	8,629

Fees and commissions receivable	4,090	-	4,090	4,335	-	4,335
Fees and commissions payable	(698)	-	(698)	(589)	-	(589)
Income from trading activities	2,489	19	2,508	2,962	(1,761)	1,201
Gain on redemption of own debt	-	204	204	-	454	454
Other operating income	1,396	(29)	1,367	1,894	(2,586)	(692)

Non-interest income	7,277	194	7,471	8,602	(3,893)	4,709

Total income	15,502	186	15,688	17,243	(3,905)	13,338

Staff costs	(5,343)	(279)	(5,622)	(5,998)	(534)	(6,532)
Premises and equipment	(1,619)	(29)	(1,648)	(1,572)	(68)	(1,640)
Other administrative expenses	(2,162)	(1,122)	(3,284)	(2,214)	(873)	(3,087)
Depreciation and amortisation	(942)	(132)	(1,074)	(1,122)	(182)	(1,304)

Operating expenses	(10,066)	(1,562)	(11,628)	(10,906)	(1,657)	(12,563)

Profit before impairment losses	5,436	(1,376)	4,060	6,337	(5,562)	775
Impairment losses	(3,320)	-	(3,320)	(3,825)	-	(3,825)

Operating profit/(loss)	2,116	(1,376)	740	2,512	(5,562)	(3,050)

	Nine months ended
	30 September 2013			30 September 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	2,116	(1,376)	740	2,512	(5,562)	(3,050)
Own credit adjustments (1)	(120)	120	-	(4,429)	4,429	-
Payment Protection Insurance costs	(435)	435	-	(660)	660	-
Interest Rate Hedging Products redress and related costs	(50)	50	-	-	-	-
Regulatory and legal actions	(484)	484	-	-	-	-
Integration and restructuring costs	(476)	476	-	(848)	848	-
Gain on redemption of own debt	204	(204)	-	454	(454)	-
Asset Protection Scheme (2)	-	-	-	(44)	44	-
Amortisation of purchased intangible assets	(118)	118	-	(146)	146	-
Strategic disposals	(7)	7	-	129	(129)	-
RFS Holdings minority interest	110	(110)	-	(18)	18	-

Profit/(loss) before tax	740	-	740	(3,050)	-	(3,050)
Tax charge	(759)	-	(759)	(402)	-	(402)

Loss for continuing operations	(19)	-	(19)	(3,452)	-	(3,452)
Profit from discontinued operations, net of tax	133	-	133	173	-	173

Profit/(loss) for the period	114	-	114	(3,279)	-	(3,279)
Non-controlling interests	(123)	-	(123)	28	-	28
Preference share and other dividends	(284)	-	(284)	(186)	-	(186)

Loss attributable to ordinary and B shareholders	(293)	-	(293)	(3,437)	-	(3,437)

Notes:

(1)
Reallocation of £20 million gain (nine months ended 30 September 2012 - £1,715 million loss) to income from trading activities and £140 million loss (nine months ended 30 September 2012 - £2,714 million loss) to other operating income.

(2)	Reallocation to income from trading activities.

Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 27 to 65 of the main announcement reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

The ceding of control which resulted from the partial disposal of the Group's shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data for 2012 have been restated.

	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 30 September 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,013	254	1,267	(668)	(82)	517
UK Corporate	725	387	1,112	(540)	(150)	422
Wealth	169	102	271	(210)	(1)	60
International Banking	166	288	454	(343)	(28)	83
Ulster Bank	154	60	214	(142)	(204)	(132)
US Retail & Commercial	493	263	756	(555)	(59)	142
Markets	41	793	834	(625)	1	210
Central items	65	40	105	(58)	(66)	(19)

Core	2,826	2,187	5,013	(3,141)	(589)	1,283
Non-Core (1)	(43)	(76)	(119)	(145)	(581)	(845)

Managed basis	2,783	2,111	4,894	(3,286)	(1,170)	438
Reconciling items
Own credit adjustments (2)	-	(496)	(496)	-	-	(496)
Payment Protection Insurance costs	-	-	-	(250)	-	(250)
Regulatory and legal actions	-	-	-	(99)	-	(99)
Integration and restructuring costs	-	-	-	(205)	-	(205)
Gain on redemption of own debt	-	13	13	-	-	13
Amortisation of purchased intangible assets	-	-	-	(39)	-	(39)
Strategic disposals	-	(7)	(7)	-	-	(7)
RFS Holdings minority interest	(3)	15	12	(1)	-	11

Statutory basis	2,780	1,636	4,416	(3,880)	(1,170)	(634)

Notes:

(1)
Reallocation of £10 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(2)	Comprises £155 million loss included in 'Income from trading activities' and £341 million loss included in 'Other operating income' on a statutory basis.

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 30 June 2013	£m	£m	£m	£m	£m	£m

UK Retail	987	225	1,212	(646)	(89)	477
UK Corporate	715	427	1,142	(553)	(194)	395
Wealth	162	110	272	(214)	(2)	56
International Banking	177	291	468	(327)	(99)	42
Ulster Bank	154	88	242	(144)	(263)	(165)
US Retail & Commercial	473	278	751	(545)	(32)	174
Markets (1)	25	797	822	(686)	(43)	93
Central items	58	207	265	(128)	3	140

Core	2,751	2,423	5,174	(3,243)	(719)	1,212
Non-Core (2)	19	254	273	(156)	(398)	(281)

Managed basis	2,770	2,677	5,447	(3,399)	(1,117)	931
Reconciling items
Own credit adjustments (3)	-	127	127	-	-	127
Payment Protection Insurance costs	-	-	-	(185)	-	(185)
Regulatory and legal actions	-	-	-	(385)	-	(385)
Integration and restructuring costs	-	-	-	(149)	-	(149)
Gain on redemption of own debt	-	242	242	-	-	242
Amortisation of purchased intangible assets	-	-	-	(38)	-	(38)
Strategic disposals	-	6	6	-	-	6
RFS Holdings minority interest	(3)	1	(2)	1	-	(1)

Statutory basis	2,767	3,053	5,820	(4,155)	(1,117)	548

Notes:

(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £11 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(3)	Comprises £76 million gain included in 'Income from trading activities' and £51 million gain included in 'Other operating income' on a statutory basis.

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 30 September 2012	£m	£m	£m	£m	£m	£m

UK Retail	990	252	1,242	(637)	(141)	464
UK Corporate	729	409	1,138	(523)	(247)	368
Wealth	185	107	292	(221)	(8)	63
International Banking	227	308	535	(348)	(12)	175
Ulster Bank	163	50	213	(126)	(329)	(242)
US Retail & Commercial	488	292	780	(536)	(21)	223
Markets (1)	14	1,028	1,042	(753)	6	295
Central items	(64)	330	266	(117)	-	149

Core	2,732	2,776	5,508	(3,261)	(752)	1,495
Non-Core (2)	79	(29)	50	(212)	(424)	(586)

Managed basis	2,811	2,747	5,558	(3,473)	(1,176)	909
Reconciling items
Own credit adjustments (3)	-	(1,455)	(1,455)	-	-	(1,455)
Payment Protection Insurance costs	-	-	-	(400)	-	(400)
Integration and restructuring costs	-	-	-	(229)	-	(229)
Loss on redemption of own debt	-	(123)	(123)	-	-	(123)
Asset Protection Scheme (4)	-	1	1	-	-	1
Amortisation of purchased intangible assets	-	-	-	(47)	-	(47)
Strategic disposals	-	(23)	(23)	-	-	(23)
RFS Holdings minority interest	(2)	3	1	(2)	-	(1)

Statutory basis	2,809	1,150	3,959	(4,151)	(1,176)	(1,368)

Notes:

(1)	Reallocation of £3 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)
Reallocation of £7 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

(3)	Comprises £435 million loss included in 'Income from trading activities' and £1,020 million loss included in 'Other operating income' on a statutory basis.
(4)	Included in 'Income from trading activities' on a statutory basis.

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Nine months ended 30 September 2013	£m	£m	£m	£m	£m	£m

UK Retail	2,965	705	3,670	(1,948)	(251)	1,471
UK Corporate	2,146	1,192	3,338	(1,634)	(529)	1,175
Wealth	500	316	816	(636)	(8)	172
International Banking	540	864	1,404	(1,003)	(182)	219
Ulster Bank	462	202	664	(418)	(707)	(461)
US Retail & Commercial	1,437	833	2,270	(1,655)	(110)	505
Markets (1)	96	2,600	2,696	(2,057)	(58)	581
Central items	140	257	397	(249)	(63)	85

Core	8,286	6,969	15,255	(9,600)	(1,908)	3,747
Non-Core (2)	(61)	308	247	(466)	(1,412)	(1,631)

Managed basis	8,225	7,277	15,502	(10,066)	(3,320)	2,116
Reconciling items
Own credit adjustments (3)	-	(120)	(120)	-	-	(120)
Payment Protection Insurance costs	-	-	-	(435)	-	(435)
Interest Rate Hedging Products
redress and related costs	-	-	-	(50)	-	(50)
Regulatory and legal actions	-	-	-	(484)	-	(484)
Integration and restructuring costs	-	-	-	(476)	-	(476)
Gain on redemption of own debt	-	204	204	-	-	204
Amortisation of purchased intangible assets	-	-	-	(118)	-	(118)
Strategic disposals	-	(7)	(7)	-	-	(7)
RFS Holdings minority interest	(8)	117	109	1	-	110

Statutory basis	8,217	7,471	15,688	(11,628)	(3,320)	740

Notes:

(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £30 million between net interest income and non-interest income in respect of funding costs of rental assets, £28 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(3)	Comprises £20 million gain included in 'Income from trading activities' and £140 million loss included in 'Other operating income' on a statutory basis.

Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Nine months ended 30 September 2012	£m	£m	£m	£m	£m	£m

UK Retail	2,979	760	3,739	(1,925)	(436)	1,378
UK Corporate	2,257	1,293	3,550	(1,574)	(604)	1,372
Wealth	542	343	885	(688)	(30)	167
International Banking (1)	712	926	1,638	(1,125)	(74)	439
Ulster Bank	488	145	633	(384)	(1,046)	(797)
US Retail & Commercial	1,467	884	2,351	(1,729)	(68)	554
Markets (2)	62	3,780	3,842	(2,457)	(15)	1,370
Central items	(57)	342	285	(287)	(32)	(34)

Core	8,450	8,473	16,923	(10,169)	(2,305)	4,449
Non-Core (3)	191	129	320	(737)	(1,520)	(1,937)

Managed basis	8,641	8,602	17,243	(10,906)	(3,825)	2,512
Reconciling items
Own credit adjustments (4)	-	(4,429)	(4,429)	-	-	(4,429)
Payment Protection Insurance costs	-	-	-	(660)	-	(660)
Integration and restructuring costs	-	-	-	(848)	-	(848)
Gain on redemption of own debt	-	454	454	-	-	454
Asset Protection Scheme (5)	-	(44)	(44)	-	-	(44)
Amortisation of purchased intangible assets	-	-	-	(146)	-	(146)
Strategic disposals	-	129	129	-	-	129
RFS Holdings minority interest	(12)	(3)	(15)	(3)	-	(18)

Statutory basis	8,629	4,709	13,338	(12,563)	(3,825)	(3,050)

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £5 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Reallocation of £96 million between net interest income and non-interest income in respect of funding costs of rental assets, £103 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £7 million.

(4)	Comprises £1,715 million loss included in 'Income from trading activities' and £2,714 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 November 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary